SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Original Filing)*

IRIDEX CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

462684101

(CUSIP Number)

November 24, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. Beneficial ownership information contained herein is given as of the date listed above.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. North Tide Capital Master, LP I.R.S. Identification Nos. of above persons (entities only)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares
	6	Shared Voting Power 744,302 shares Refer to Item 4 below.
	7	Sole Dispositive Power 0 shares
	8	Shared Dispositive Power 744,302 shares Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 744,302 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable.
11	Percent of Class Represented by Amount in Row (9) 5.4% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) PN (Limited Partnership)

1	Names of Reporting Persons. North Tide Capital GP, LLC I.R.S. Identification Nos. of above persons (entities only)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares
	6	Shared Voting Power 744,302 shares Refer to Item 4 below.
	7	Sole Dispositive Power 0 shares
	8	Shared Dispositive Power 744,302 shares Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 744,302 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable.
11	Percent of Class Represented by Amount in Row (9) 5.4% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1	Names of Reporting Persons. North Tide Capital, LP I.R.S. Identification Nos. of above persons (entities only)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares
	6	Shared Voting Power 744,302 shares Refer to Item 4 below.
	7	Sole Dispositive Power 0 shares
	8	Shared Dispositive Power 744,302 shares Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 744,302 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable.
11	Percent of Class Represented by Amount in Row (9) 5.4% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) PN (Limited Partnership)

1	Names of Reporting Persons. North Tide Capital, LLC I.R.S. Identification Nos. of above persons (entities only)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares
	6	Shared Voting Power 744,302 shares Refer to Item 4 below.
	7	Sole Dispositive Power 0 shares
	8	Shared Dispositive Power 744,302 shares Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 744,302 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable.
11	Percent of Class Represented by Amount in Row (9) 5.4% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1	Names of Reporting Persons. Conan Laughlin I.R.S. Identification Nos. of above persons (entities only)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares
	6	Shared Voting Power 744,302 shares Refer to Item 4 below.
	7	Sole Dispositive Power 0 shares
	8	Shared Dispositive Power 744,302 shares Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 744,302 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable.
11	Percent of Class Represented by Amount in Row (9) 5.4% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer

Iridex Corporation

(b)	Address of Issuer’s Principal Executive Offices

1212 Terra Bella Avenue

Mountain View

California 94043

Item 2.

(a)	Name of Person Filing

This joint statement on Schedule 13G is being filed by North Tide Capital Master, LP (the “Fund”), North Tide Capital GP, LLC (the “Fund General Partner”), North Tide Capital, LP (the “Investment Manager”), North Tide Capital, LLC (the “General Partner”), and Conan Laughlin, who are collectively referred to as the “Reporting Persons.” Conan Laughlin is the sole manager of the General Partner and the Fund General Partner. The General Partner is the sole general partner of the Investment Manager, which is the investment manager of the Fund. The Fund General Partner is the sole general partner of the Fund. The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 99.1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

(b)	Address of Principal Business Office or, if none, Residence

The principal business office of the Reporting Persons with respect to the shares reported hereunder is 8 Newbury Street, 4th Floor, Boston, Massachusetts 02116.

(c)	Citizenship

North Tide Capital Master, LP – Delaware

North Tide Capital, LP – Delaware

North Tide Capital, LLC – Delaware

Mr. Laughlin – United States citizen

(d)	Title of Class of Securities

Common Stock, $0.01 par value

(e)	CUSIP Number

462684101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership **

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned **

North Tide Capital Master, LP – 744,302 shares

North Tide Capital GP, LLC – 744,302 shares

North Tide Capital, LP – 744,302 shares

North Tide Capital, LLC – 744,302 shares

Conan Laughlin – 744,302 shares

(b)	Percent of Class **

North Tide Capital Master, LP – 5.4%

North Tide Capital GP, LLC – 5.4%

North Tide Capital, LP – 5.4%

North Tide Capital, LLC – 5.4%

Conan Laughlin – 5.4%

(c)	Number of shares as to which such person has:**

(i)	sole power to vote or to direct the vote

North Tide Capital Master, LP – 0 shares

North Tide Capital GP, LLC – 0 shares

North Tide Capital, LP – 0 shares

North Tide Capital, LLC – 0 shares

Conan Laughlin – 0 shares

(ii)	shared power to vote or to direct the vote

North Tide Capital Master, LP – 744,302 shares

North Tide Capital GP, LLC – 744,302 shares

North Tide Capital, LP – 744,302 shares

North Tide Capital, LLC – 744,302 shares

Conan Laughlin – 744,302 shares

(iii)	Sole power to dispose or to direct the disposition of

North Tide Capital Master, LP – 0 shares

North Tide Capital GP, LLC – 0 shares

North Tide Capital, LP – 0 shares

North Tide Capital, LLC – 0 shares

Conan Laughlin – 0 shares

(iv)	shared power to dispose or to direct the disposition of

North Tide Capital Master, LP – 744,302 shares

North Tide Capital GP, LLC – 744,302 shares

North Tide Capital, LP – 744,302 shares

North Tide Capital, LLC – 744,302 shares

Conan Laughlin – 744,302 shares

**

Shares reported herein for the General Partner, the Investment Manager and the Fund General Partner represent Common Stock beneficially owned and held of record by the Fund for which the Investment Manager serves as the Investment Manager and the Fund General Partner serves as general partner. The General Partner serves as the sole general partner of the Investment Manager. Shares reported herein for Mr. Laughlin represent Common Stock beneficially owned and held of record by the Fund. Mr. Laughlin is the sole manager of the General Partner and the Fund General Partner.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit

99.1	Joint Filing Agreement by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 7, 2020

NORTH TIDE CAPITAL MASTER, LP

By: North Tide Capital GP, LLC, its General Partner

By:	/s/ Conan Laughlin
Conan Laughlin
Manager

NORTH TIDE CAPITAL GP, LLC

By:	/s/ Conan Laughlin
Conan Laughlin
Manager

NORTH TIDE CAPITAL, LP By: North Tide Capital, LLC Its General Partner

By:	/s/ Conan Laughlin
Conan Laughlin
Manager

NORTH TIDE CAPITAL, LLC

By:	/s/ Conan Laughlin
Conan Laughlin Manager

CONAN LAUGHLIN

By:	/s/ Conan Laughlin
Conan Laughlin
Manager